

May 14, 2008

Via Facsimile at (216) 241-0816 and U.S. Mail

Michael D. Phillips, Esq.
Calfee, Halter & Griswold LLP
1400 Key Bank Center
800 Superior Avenue
Cleveland, Ohio 44114

> **Re:** **Everflow Eastern Partners, L.P.**
> **Schedule TO-I Filed April 30, 2008**
> **SEC File No. 5-42364**

Dear Mr. Phillips:

We have the following comments on your filing.

General

1. It appears that you have not engaged a depositary to hold tendered shares until the offer has expired and you have paid for them. Please discuss the potential risk to share holders presented by the lack of a depositary in this offer.

Schedule TO

2. Please revise your disclosure in Item 4 to include the information required by Item 1004(a)(1)(xi) of Regulation M-A, concerning the accounting treatment for the transaction.

3. Revise Item 8 to include the addresses of the associates and subsidiaries. See Item 1008(a) of Regulation M-A.

4. We note that in response to Item 10 of Schedule TO, you incorporate by reference the information contained in the Offer to Purchase, Section 10, with respect to Historical and Pro Forma Financial Information. While Section 10 of the Offer to Purchase makes reference to information that was mailed to Unit holders along with the Offer, it does not

appear that you have incorporated the relevant information by reference into either the Schedule TO or the Offer to Purchase. Please revise.

Offer to Purchase
Cover

5.   In the first bullet point, you indicate that the offer price is more than the book value per Unit, but lower than the last private trade price and possibly less than the fair market value of the Units. Revise to disclose the source of this information and the timing of the private transactions so as to place the information in context. See Item 1002(c) of Regulation M-A.

6.   Revise the cover page to include information about the annual tender offers for the securities that you made during the years referenced in the first bullet point, including the prices at which you made those offers and the number of Units you offered to buy.

Summary Term Sheet, page 1

7.   Refer to the text of number 7, "What are the most significant conditions to the Offer?" You state that "if any change occurs in Everflow's business that is reasonably determined by Everflow to be material, then Everflow is not required to purchase any Units in the Offer." This does not track the language in Section 6(f) of your Offer, which refers only to changes that would have a *material* adverse effect on the Company. Conditioning the offer on the non-occurrence of *any* change, positive or negative, renders the offer illusory. Please revise your disclosure.

8.   Please revise number 12 to include the source of the information about the last trades of the Units, in November 2007. See Item 1002(c) of Regulation M-A. Also, please confirm your understanding that you are required to update this information should you become aware of any other trades prior to the expiration of the Offer.

Introduction, page 5

9.   Please revise your description of the reserve report to provide Unit holders with more information about the report. Expand your disclosure, here or in an appropriate section of the Offer to Purchase, to include further information about Wright & Company's report, including:

• How the "Standardized Determination of Net Cash Flows" was calculated;
• Why a discount rate of 10% is appropriate;
• What consideration Wright gave to the increase in oil and gas prices during the last six months;
• Why no value was attributed to the company's undeveloped lease acreage or properties; and

- Why the company, or its advisors, appears to have determined that raising the tender offer price is not consistent with fulfilling its obligations under the Partnership Agreement.

10.   Here or in an appropriate section of the Offer to Purchase, expand your disclosure to address the requirements of Regulation 1006(c), and more fully describe any existing plans for the company, including extraordinary transactions, asset sales or material changes to the capitalization of the company.

Risk Factors, page 7

10.   In the risk factor regarding the lack of a fairness opinion, we note your reference to a reserve report of the partnership's oil and gas reserves, future net income and standardized measure of discounted future net income for the properties owned by the Company. Further, you indicate that you relied upon this report to determine the Adjusted Book Value, which you utilized in determining the Purchase Price of the units in this Offer. We note your disclosure regarding the manner in which the Purchase Price was calculated in Exhibit (a)(3) to the Schedule TO. Here or in an appropriate place in the Offer to Purchase, please elaborate upon how the reserve report assisted you in determining the Adjusted Book Value and, ultimately, the Purchase Price of the units. Specifically, how did you arrive at the Adjusted Book Value of $153,595,000? Quantify this information, to the extent possible.

11.   In light of the fact that the oil price Everflow supplied to Wright was $90.25, and there has been a substantial increase in the price of oil since then, tell us what consideration you have given to including a risk factor to address the possible impact of increasing oil and gas prices on the offer price.

Purchase of Units, Payment of the Purchase Price, page 13

11.   We note that you intend to pay for tendered Units within five business days after the Expiration Date. Rule 14e-1(c) requires that you accept and pay for the units "promptly." Please revise, or advise us as to why you believe that payment within five business days constitutes prompt payment.

Certain Conditions of the Offer, page 13

12.   The closing paragraph to this section impermissibly states that the conditions may be asserted by the Company "regardless of the circumstances giving rise to any such condition." Please revise to delete the implication that the offer conditions may be triggered through action or inaction by the Company.

13.   Please revise the closing paragraph to delete the language that indicates determinations made by the Company with respect to the conditions are "final and binding on all

parties." Please revise to indicate, if true, that unit holders may challenge the determinations in a court of competent jurisdiction.

Certain Information About the Company, page 17

14.   You appear to have determined that the bidders' financial information is material and should therefore be included in the offer document pursuant to Item 10 of Schedule TO. Revise to include all of the information required by Item 1010 of Regulation M-A, including the summary information required by Item 1010(c). Please see Interpretation I.H.7 in our July 2001 Supplement to the Manual of Publicly Available Telephone Interpretations posted on our website, www.sec.gov.

Transactions and Arrangements, page 22

15.   Pursuant to Item 1002(f) of Regulation M-A, furnish information pertaining to the Units purchased and the amounts paid by the Issuer during the last two years.

Closing Comments

Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR and "tagged" as correspondence. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

If you do not agree with a comment, please tell us why in your response. Direct any questions regarding our comments to me at (202) 551-3267.

Sincerely,

Julia E. Griffith
Special Counsel
Office of Mergers
and Acquisitions